INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Mohawk Industries, Inc.:

We consent to the incorporation by reference in the registration statement (No. 33-87998) on Form S-8 for the Mohawk Carpet Corporation Retirement Savings Plan of Mohawk Industries, Inc. of our report dated May 8, 2003, relating to the statements of net assets available for plan benefits of the Mohawk Carpet Corporation Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002 and related supplemental schedule, which report appears in the December 31, 2002 Annual Report on Form 11-K of the Mohawk Carpet Corporation Retirement Savings Plan.

                                                                        /s/ KPMG LLP

Atlanta, Georgia
June 20, 2003